SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

February 2, 2015

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01

Millenia Tower

Singapore 039192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT 99.1 TO THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

On February 2, 2015, Qoros Automotive Co., Ltd. (“Qoros”), an automotive company based in China which is 50% indirectly owned by Kenon Holdings Ltd. (“Kenon”), announced the appointment of Phil Murtaugh as Chief Executive Officer. Attached as Exhibit 99.1 is a copy of the press release.

Cautionary Statement Regarding Forward-Looking Statements

The press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about Qoros’ ambitions, including its goal of being a recognized and successful iconic brand, and Qoros’ potential, market drivers and growth. These statements are subject to risks and uncertainties which could cause the actual results to differ materially from those indicated in these forward-looking statements. Such risks include risks relating to Qoros’ business, including those risks relating to Qoros set forth under “Risk Factors” in Kenon’s Registration Statement on Form 20-F filed with the Securities and Exchange Commission on January 5, 2015. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Exhibits

99.1	Press Release, dated February 2, 2015, regarding Qoros’ appointment of Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: February 2, 2015	By:	/s/ Yoav Doppelt
	Name:	Yoav Doppelt
	Title:	Chief Executive Officer